BOWATER INCORPORATED 55 East Camperdown Way Post Office Box 1028 Greenville, SC 29602-1028 864/271-7733

December 2, 2008

Mr. John Reynolds

Assistant Director

Securities & Exchange Commission

Division of Corporate Finance

Mail Stop 3561

Washington, D.C. 20549

Re:      Bowater Incorporated

           Form 10-K for Fiscal Year Ended

           December 31, 2007

           Filed April 14, 2008

           File No. 001-08712

Dear Mr. Reynolds:

            We are responding to your letter of November 17, 2008, with respect to the Commission's comments to the above referenced report filed by Bowater Incorporated (the "Company") under the Securities Exchange Act of 1934, as amended.  For your convenience, we have restated and responded to each of your comments below.  After you have reviewed this response, please let us know if you require any additional information.

Cover Page

1.         You appear to be a voluntary filer, and you have indicated in a past filing that you intend to continue to file reports with the Commission on a voluntary basis.  If you are a voluntary filer, in future filings please check the correct box regarding your status as a well-known seasoned issuer, and please check the correct box regarding your status as a voluntary filer.  Please see Rule 405 of the Securities Act of 1933 and SEC Release No. 33-8591.

Response:

In response to the Staff's comment, in future filings we will check the correct box regarding our status as a well-known seasoned issuer and the correct box regarding our status as a voluntary filer.

Securities & Exchange Commission

December 2, 2008

Signatures

2.         In future filings, please comply with General Instruction D(2)(b) of Form 10-K.

Response:

            In future filings we will comply with General Instruction D(2)(b) of Form 10-K.

Exhibits

3.        We note that the identification of the certifying individual at the beginning of the certifications required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual.  In future filings, the identification of the certifying individual at the beginning of the certifications should be revised so as not to include the individual's title.

Response:

         In response to the Staff's comment, in future filings the identification of the certifying individual at the beginning of the certification will be revised so as not to include the individual's title.

*****

In preparing our response to the comments, the Company acknowledges that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

  The Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and

  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          We hope that the foregoing is fully responsive to your letter.  If there is any additional information you would like or if you have additional questions, please let us know.

Sincerely yours,

/s/ Jacques P. Vachon

Jacques P. Vachon

Vice-President and Secretary